Exhibit 99.8

88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	12	05	2006

Class of shares	Ordinary		Ordinary
(ordinary or preference etc)
Number allotted		13,600		10,000
Nominal value of each share		25p		25p
Amount (if any) paid or due on each share (including any share premium)		£3.97		£5.43

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ	DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB	DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Apollo Nominees Limited	Ordinary	18,444
Account ID Dep

Address
1 Finsbury Avenue
London
UK postcode EC2M 2PP

Name	Class of shares allotted	Number allotted
I M Barton	Ordinary	2,578

Address
Mile End
Millan View
Lumphanan
Kincardineshire
UK postcode AB31 4SF

Name	Class of shares allotted	Number allotted
Mrs A Barton	Ordinary	2,578

Address
Mile End
Millan View
Lumphanan
Kincardineshire
UK postcode AB31 4SF

Name	Class of shares allotted	Number allotted

Address

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 15.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange